

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

948368



02014010

January 23, 2002

NO ACT
P.E 12-14-01
1934 0-26480

Act 1934
Section
Rule 14A-8
Public Availability 1/23/2002


Arnold J. Kiburz III
Ruder, Ware & Michler LLP
Suite 700
500 Third Street
PO Box 8050
Wausau, WI 54402-8050


Re: PSB Holdings, Inc.
Incoming letter dated December 14, 2001

Dear Mr. Kiburz:

This is in response to your letter dated December 14, 2000 concerning the shareholder proposal submitted to PSB Holdings by Charles T. Anderson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Charles T. Anderson
1740 Main Street
Stevens Point, WI 54481

# Ruder, Ware & Michler

A LIMITED LIABILITY S.C.

ATTORNEYS AT LAW

MEMBER OF:
Commercial Law Affiliates
with independent firms in
principal cities worldwide

URL: http://www.ruder.com/

SUITE 700
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POST OFFICE BOX 8050
WAUSAU, WI 54402-8050

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ARNOLD J. KIBURZ III
Attorney at Law

December 14, 2001


SEC MAIL PROCESSING
RECEIVED
DEC 17 2001
WASH. D.C.
365
SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel

Re: PSB Holdings, Inc. Shareholder Proposal Submitted Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, PSB Holdings, Inc. ("PSB Holdings"), we hereby request advice that the staff of the Commission's Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if PSB Holdings omits the shareholder proposal described below from its proxy statement and form of proxy for PSB Holdings' 2002 annual meeting of shareholders (the "2002 Proxy Materials") in reliance on one or more of the interpretations of Rule 14a-8 set forth herein.

PSB Holdings received for inclusion in its 2002 Proxy Materials a proposal (the "Proposal") from Charles T. Anderson (the "Proponent") on November 30, 2001. We believe that PSB Holdings may omit the Proposal from the 2002 Proxy Materials for the following reasons:

- The Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(b)(2) because the Proponent failed to provide PSB Holdings with a written statement that he intends to continue to hold his shares of PSB Holdings stock through the date of the annual meeting of shareholders, and this procedural deficiency could not have been corrected under the deadline established for shareholder proposals by Rule 14a-8(e)(2).


RECEIVED
DEC 17 2001
365
SEC MAIL PROCESSING SECTION
WASH. D.C.



- The Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(2) because it is not a proper subject for action by shareholders under state law to which PSB Holdings is subject.

- The Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the ordinary business operations of PSB Holdings.

**The Proposal**

The Proposal consists of one paragraph which proposes "[t]o limit the compensation of non-employee directors of Peoples State Bank and PSB Holdings, Inc. in the calendar year 2003 to $80,000.00" and a supporting statement which provides the Proponent's purported qualifications and statement in support of the Proposal. A copy of the Proposal is attached to this letter as Exhibit A. The Proposal's reference to Peoples State Bank involves a Wisconsin-chartered state bank that is a wholly-owned subsidiary of PSB Holdings.

**Basis for Omission of Proposal**

***Rule 14a-8(b)(2) - No Statement of Intent to Hold Securities and Rules 14a-8(e)(2) and 14a-8(f)(1) - Expired Deadline***

Rule 14a-8(b)(2) provides that regardless of whether or not a proponent is a registered owner of a registrant's securities, the proponent must provide the registrant with a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. In this instance, the Proponent did not include with his Proposal any written statement that the Proponent intends to hold his shares of stock in PSB Holdings through the date of the annual meeting of shareholders. As discussed in the following paragraphs, this deficiency cannot be remedied by the Proponent as the deadline for submitting shareholder proposals under Rule 14a-8(e) expired immediately after receipt of the Proposal by PSB Holdings.

The Proposal was received by PSB Holdings via a facsimile transmission after the close of normal business hours on Friday, November 30, 2001. Rule 14a-8(e)(2) provides that any shareholder proposal submitted for a regularly scheduled annual meeting must be received at the registrant's principal executive offices not less than 120 calendar days before the date of the registrant's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. PSB Holdings released its proxy statement for the 2001 annual meeting of shareholders on March 30, 2001. Accordingly, the Proposal was required to have been received in proper form by PSB Holdings on or before November 30, 2001.

Rule 14a-8(f)(1) provides that a registrant is not required to provide notice of a procedural deficiency if the deficiency cannot be remedied. As the Proposal was received by PSB Holdings after the close of normal business hours on Friday, November 30, 2001 and did not contain any statement by the Proponent that he intends to hold his shares of stock in PSB Holdings through the date of the annual meeting of shareholders, the Proposal contains a procedural deficiency that could not have been corrected in time to meet the deadline for inclusion in the 2002 Proxy Materials.

***Rule 14a-8(i)(1) - Improper Under State Law***

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal from its proxy statement if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the registrant's organization. The Proposal seeks to limit the compensation of non-employee directors in the calendar year 2003 to $80,000.00, and, as such, would restrict the authority of the PSB Holdings board of directors to set director compensation. By its term, the Proposal is not precatory.

PSB Holdings is incorporated under Wisconsin law. Section 180.0801 of the Wisconsin Statutes provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." In addition, Section 180.0811 of the Wisconsin Statutes specifically provides that "unless the articles of incorporation or bylaws provide otherwise, the board of directors, irrespective of any personal interest of any of its members, may fix the compensation of directors." Neither the articles of incorporation nor the bylaws of PSB Holdings restrict the authority of the board of directors to fix director compensation. We are attorneys licensed to practice law in the state of Wisconsin and we are of the opinion that, based on the circumstances described herein, (1) Wisconsin law vests PSB Holdings' board of directors with the authority to set director compensation and (2) the shareholders of PSB have no authority under Wisconsin law to adopt the Proposal. The opinion expressed herein constitutes the supporting opinion of counsel required under Rule 14a-8(j)(2)(iii).

The Staff has consistently concurred with the omission of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. See, e.g., *Ford Motor Co.* (Mar. 19, 2001); *American Nat'l Bankshares, Inc.* (Feb. 26, 2001); and *AMERCO* (July 21, 2000).

The Proponent appears to recognize that director compensation is not a proper subject for shareholder action, as, in his supporting statement, he states that the PSB Holdings directors, "once elected, are allowed by law to set their level of compensation without shareholder approval." The Proposal thus seeks to encroach on the PSB Holdings board of directors' clear authority under Wisconsin law to set director compensation, and, accordingly, can be omitted under Rule 14a-8(i)(1).

***Rule 14a-8(i)(7) - Ordinary Business Operations***

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff has consistently taken the position that it would not recommend enforcement action to the Commission if a registrant omitted a shareholder proposal that sought to impose restrictions on director compensation because such matters relate to the registrant's ordinary business operations. See, e.g., *Suburban Bankshares Incorporated* (March 16, 1989) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to eliminate compensation to employee directors and limit compensation to non-employee directors until dividends paid); *Green Mountain Power Corporation* (April 3, 1985) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to limit director fees unless certain dividend payments were made); and *NYNEX Corporation* (February 29, 1988) (recommending no enforcement action in connection with the omission of a shareholder proposal seeking to place limitations on the compensation of non-employee directors). In each of the foregoing letters, the Staff concluded that a shareholder proposal seeking to place limitations on director compensation dealt with a matter relating to the conduct of the registrant's ordinary business operations (i.e., director compensation) and, as such, could properly be omitted from the registrant's proxy materials.

**Conclusion**

For the reasons set forth above, we respectfully request that the Staff advise us that no enforcement action will be recommended to the Commission if the proposal is omitted from PSB Holdings' 2002 Proxy materials. If the Staff does not concur with PSB Holdings' position, we would appreciate the opportunity to confer with the Staff regarding these matters prior to the issuance of its response to this request for advice.

Pursuant to rule 14a-8(j)(1), PSB Holdings is notifying the Proponent of its intent to omit the Proposal by copy of this letter. We enclose five additional copies of this letter for the Staff pursuant to Rule 14a-8(j)(2).

Please address any comment or questions with respect to the subject matter of this letter to me at the above address or by telephoning me at 715-261-7307.

Very truly yours,

RUDER, WARE & MICHLER,
A LIMITED LIABILITY S.C.



Arnold J. Kiburz III

cc w/encl: Mr. Todd R. Toppen
Mr. Charles T. Anderson

Exhibit A

Secretary, PSB Holdings Inc.

Shareholder Proposal for the Annual Meeting of PSB Holding, Inc. to be held in 2002.

Proposal

To limit the compensation of non-employee directors of Peoples State Bank and PSB Holdings, Inc. in the calendar year 2003 to $80,000.00

Charles T. Anderson, 1740 Main St., Stevens Point, Wisc., 54481 submits this shareholder proposal. Shareholder Anderson is of the opinion that the compensation received by the Board of Directors is excessive considering the size, complexity and profitability of the Company. Anderson has attended the last three consecutive annual shareholder meetings and has stated a similar opinion to all of the directors in attendance at the meetings. Anderson has been employed by and served as a director of banks in the recent past and feels he is well qualified to address the subject of non-employee bank director compensation.

The directors of the company, once elected, are allowed by law to set their level of compensation without shareholder approval. Because the company has, in shareholder Anderson's opinion, failed to subsequently reduce the level of non employee director compensation shareholder Anderson is submitting this proposal for shareholder approval.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: PSB Holdings, Inc.
Incoming letter dated December 14, 2001

The proposal seeks to limit compensation of non-employee directors of Peoples State Bank and PSB Holdings to $80,000 during the calendar year 2003.

We are unable to concur in your view that PSB Holdings may exclude the proposal under rule 14a-8(b). In arriving at this position, the staff notes that PSB Holdings did not provide the proponent with a request for documentary support for the proponent's claim of beneficial ownership, as required by rule 14a-8(f). Accordingly, we do not believe that PSB Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

There appears to be some basis for your view that that PSB Holdings may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation to the board of directors. Accordingly, unless the proponent provides PSB Holdings with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PSB Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PSB Holdings may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PSB Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir D. Gumbs
Special Counsel